UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, June 28, 2012, and entitled “Orbotech Revises Annual Revenue Guidance and Responds to Allegations in Korea”.
2.	An English translation prepared by Orbotech Ltd. of a press release issued in the Korean language by the Seoul Central District Prosecutors’ Office on June 27, 2012.

The information on this Form 6-K, including the exhibit attached hereto, shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

FOR IMMEDIATE RELEASE

ORBOTECH REVISES ANNUAL REVENUE GUIDANCE AND RESPONDS TO ALLEGATIONS IN KOREA

YAVNE, ISRAEL -- June 28, 2012 -- ORBOTECH LTD. (the “Company”) (NASDAQ/GSM SYMBOL: ORBK) today announced that it is revising previously provided revenue guidance to cover a range of possible revenue outcomes.  For the full year 2012, revenue guidance is revised to the range of $430 - 450 million from $500 million; however, the Company still expects to meet the previously announced first half revenue guidance of approximately $200 million.

The current low level of capital spending in the flat panel display (“FPD”) industry is expected to continue through 2012 and into the first half of 2013, as LCD manufacturers delay scheduled ‘move in’ dates for their new fabrication facilities to 2013. Lead times for delivery of the Company’s FPD products have become shorter, which has decreased the visibility into the Company’s expected business.  At the same time, the level of activity in the printed circuit board (“PCB”) industry has, and is expected, to remain consistent with 2011 levels throughout 2012.

The Company has recorded legal and other expenses in connection with the previously announced investigation in Korea in the second quarter and expects to record additional expenses in the second half of the year.  As a result of this and the revised revenue expectations discussed above, the Company is withdrawing all of its previously announced 2012 earnings per share guidance, which should no longer be relied upon.

Separately, the Company today announced that it has received notification of charges filed by government officials in the Seoul Central District Court of the Republic of Korea related to the alleged acquisition and misuse of confidential customer information.  The Company’s Korean subsidiary and six local employees have been indicted and the investigation into the actions of employees of the Company and its subsidiaries outside of Korea is ongoing.  The Company’s Korean subsidiary continues to co-operate with the Korean authorities in this matter.  The Company is disappointed by the groundless allegations made by the prosecutor and intends to defend itself and its employees vigorously.  Orbotech denies any criminal intent and it has confidence in the Korean judicial system and that the applicable facts and defenses will be given full and fair consideration.

Orbotech has been a world-leading supplier in the electronics industry supply chain for over 30 years and has been operating successfully in Korea for more than 20 years.  With an extensive customer base including all major participants in the industries it serves, the Company has maintained a long-standing reputation for integrity, professionalism and individual client confidentiality.  Throughout its history, Orbotech has routinely worked in close co-operation with its customers, which necessarily involves the confidential exchange of sensitive data, to develop and provide the enabling production solutions and support needed to keep pace with the rapid technological advancement in consumer and industrial electronic devices.

Orbotech has always been uncompromisingly committed to upholding the highest ethical standards in its workplace and business dealings. The Company fully understands and respects the value of intellectual property and its major significance as a core asset of any company or country.  The Company has strict policies to protect the intellectual property of its customers and other third parties, and takes any violation of these policies seriously.  The Company believes that all of the customer information referred to in this matter was obtained and used solely for appropriate purposes, including providing requested support to the customers and was not distributed outside the Company. In addition, all technological information at issue was already in Orbotech’s possession or was readily available from other materials already in Orbotech’s possession.

The Company values its customer relationships in Korea and all of its principal business operations in Korea are continuing to operate as usual to meet the needs of its customers.  However, the Korean matter discussed above may negatively impact sales in Korea, including causing the Company to delay or forego existing and future business opportunities in that country. Although the Company’s sales and business operations in Korea relating to FPD, PCB and service represented 16% of the Company’s total revenues in 2011, Korea was and is expected to contribute at a lower level to the Company’s revenues in 2012; though no erosion in the Company’s competitive position is anticipated.  As previously mentioned, the Company believes there are meritorious defenses to the charges in Korea and intends to defend itself and its employees vigorously, but at this time, given the preliminary stage of the matter, the Company cannot predict the ultimate outcome of this matter on its business in Korea.

The Company looks forward to continuing to provide best-in-class technologies and support for the benefit of its customers worldwide.

In addition, the Company regularly evaluates strategic business transactions, including acquisitions of related businesses, as one element of its corporate strategy. Although the Company is selectively pursuing strategic opportunities, some or all of these transactions may not be announced in the foreseeable future, or at all, and the Company may not consummate these transactions even following their announcement. The expense incurred in evaluating and consummating strategic transactions could result in the Company incurring expenses and losses even if any announced transaction ultimately may be beneficial.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ/GSM: ORBK) has been at the cutting edge of the electronics industry supply chain, as an innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products, for over 30 years. The Company is a leading provider of yield-enhancing and production solutions, primarily for manufacturers of printed circuit boards, flat panel displays and other electronic components; and today, virtually every electronic device is produced using Orbotech technology. The Company also applies its core expertise and resources in other advanced technology areas, including character recognition for check and forms processing and solar photovoltaic manufacturing. Headquartered in Israel and operating from multiple locations internationally, Orbotech’s highly talented and inter-disciplinary professionals design, manufacture, sell and service the Company’s end-to-end portfolio of solutions for the benefit of customers the world over.  For more information please see the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. and visit the Company’s corporate website at www.orbotech.com. The corporate website is not incorporated herein by reference and is included as an inactive textual reference only.

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, the timing, terms and success of any strategic transaction, the outcome and impact of the pending criminal investigation in Korea, including any impact on existing or future business opportunities, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2011. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President Investor Relations	Marketing Communications Manager
and Special Projects	Orbotech, Inc.
Orbotech Ltd.	+1-603-289-7937
+972-8-942-3560

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD. (Registrant)

Date: June 28, 2012	By:	/s/ Doron Abramovitch
Name: Doron Abramovitch
Title: Corporate Vice President and Chief Financial Officer